UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35198

Pandora Media, LLC (as successor to Pandora Media, Inc.)
(Exact name of registrant as specified in its charter)

2100 Franklin Street, Suite 700 Oakland, CA 94612 (510) 451-4100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.0001 per share Series A Convertible Preferred Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	Common Stock: One (0)* Series A Convertible Preferred Stock: Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, Pandora Media, LLC, as successor to Pandora Media, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Pandora Media, LLC (as successor to Pandora Media, Inc.)

Date:	February 11, 2019	By:	/s/ Patrick L. Donnelly
			Name:	Patrick L. Donnelly
			Title:	Secretary

* On February 1, 2019, pursuant to the terms and conditions of the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated September 23, 2018, by and among Pandora Media, Inc., Billboard Holding Company Inc., Billboard Acquisition Sub, Inc., Sirius XM Holdings Inc., Sirius XM Radio, Inc. (“Sirius XM Radio”) and White Oaks Acquisition Corp, through a series of transactions (the “Transactions”), Pandora Media, Inc. became a wholly-owned subsidiary of Sirius XM Radio. In connection with the Transactions, Pandora Media, Inc. was converted into Pandora Media, LLC, a Delaware limited liability company. As of the date of this filing, Sirius XM Radio is the only equityholder of Pandora Media, LLC.